LEEWAY SERVICES, INC.

2150 South 1300 East, Suite 360

Salt Lake City, UT 84106

(385) 715-7200

July 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Cheryl Brown, Staff Attorney

Re:	LeeWay Services, Inc.
Registration Statement on Form S-1
File No. 333-265544
Registration Withdrawal Request

Ladies and Gentlemen:

On June 13, 2022, LeeWay Services, Inc. (the “Company”), initially publicly filed a Registration Statement on Form S-1 (File No. 333-265544) (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of its securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Sichenzia Ross Ference Carmel LLP, by calling Mr. Jeffrey Wofford at 646-876-0618 or email at jwofford@srfc.law.

Thank you for your assistance in this matter.

Very truly yours,

LEEWAY SERVICES, INC.

By:	/s/ S. Whitfield Lee
S. Whitfield Lee
Chief Executive Officer

cc: Jeffrey Wofford, Sichenzia Ross Ference Carmel LLP